For period ending:	September 30, 1995		Sub ( Item 77C
File Number:		811( 6120

SUBMISSION OF MATTERS TO A VOTE OF SEC. HOLDERS

On January 10, 1995, the annual meeting of shareholders for The First Israel Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect three directors to the Board of Directors of the Fund.

Name of			Votes		Votes
Director	Votes For	Against	Withheld	Non-Votes
Zeev Holtzman	3,451,682	(		41,266		1,519,347
George Landau	3,451,820	(		41,128		1,519,347
Daniel Sigg	3,450,072	(		42,876		1,519,347

In addition to the directors elected at the meeting, Emilio Bassini, Peter Gordon, Jonathan Lubell and Steven Rappaport continue to serve as directors of the Fund.

(2) To ratify the selection of Coopers & Lybrand L.L.P. as independent public accountants for the Fund for the fiscal year ending September 30, 1995.

Votes For	Votes Against		Votes Withheld	Non-Vote
3,446,043		24,442			22,463		1,519,347